

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com **Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 2, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Meeting of Shareholders of Goldcorp Inc:

1.	Name of the Reporting Issuer	:Goldcorp Inc. .
2.	Date Fixed for the Meeting	:June 16, 2004
3.	Record Date for Notice	:April 30, 2004
4.	Record Date for Voting	:April 30, 2004
5.	Beneficial Ownership Determination Date	:April 30, 2004
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:Common
8.	Business to be conducted at the Meeting	:Routine
9.	ISIN / CUSIP	:CA 380956409 7

Yours truly,

(Signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax